UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FS KKR Capital Corp.
(Name of Subject Company)

FS KKR Capital Corp.
(Names of Persons Filing Statement)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

302635 206
(CUSIP Number of Class of Securities)

Michael C. Forman

Chairman and Chief Executive Officer

FS KKR Capital Corp.

3025 JFK Boulevard, OFC 500

Philadelphia, PA 19104

(215) 495-1150

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen S. Sypherd General Counsel and Secretary FS KKR Capital Corp. 3025 JFK Boulevard, OFC 500 Philadelphia, PA 19104 (215) 495-1150	Eric S. Siegel, Esq. Clay Douglas, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 Tel: (215) 994-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is FS KKR Capital Corp., a Maryland corporation (the “Company,” “we” or “us”). The Company’s principal executive offices are located at 3025 JFK Boulevard, OFC 500, Philadelphia, Pennsylvania, 19104. The Company’s telephone number at such principal executive offices is (215) 495-1150.

(b) Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (each, a “Share”). As of May 8, 2026, there was an aggregate of 280,066,433 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.”

(d) Tender Offer

This Schedule 14D-9 relates to the cash tender offer by KKR Alternative Assets L.P., a Delaware limited partnership (the “Purchaser”), as disclosed in a Tender Offer Statement on Schedule TO filed by the Purchaser with the Securities and Exchange Commission (the “SEC”) on May 12, 2026 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), for up to $150,000,000 in aggregate amount of Shares at a price equal to $11.00 per Share (the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

The Offer to Purchase and the Letter of Transmittal are being delivered to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made in accordance with the terms of the Purchaser’s Agreement of Limited Partnership, dated as of July 29, 2014, by and between KKR Alternative Assets Limited, a Cayman Islands company (the “General Partner”) and KKR Group Assets Holdings II L.P., a Delaware limited partnership (“Holdings”).

The period for the Offer will end at 11:59 P.M., New York City time, on June 9, 2026 (such time and date at which the Offer will expire, the “Expiration Date”) unless the Purchaser has extended the period of the Offer, in which event the term “Expiration Date” means the latest time and date at which the period of the Offer, as so extended by the Purchaser, will expire.

The Schedule TO provides that the General Partner is being named as a bidder in the Schedule TO because it is deemed to control the Purchaser, but otherwise is not participating in the Offer. The Purchaser and the General Partner are collectively referred to herein as the “Offeror Group.”

The Schedule TO provides that the Purchaser is a Delaware limited partnership and is an indirect subsidiary of KKR & Co. Inc. (“KKR & Co.”, and together with its subsidiaries, “KKR”), a global investment firm. The principal executive office of the Purchaser is located at 30 Hudson Yards, New York, New York 10001. The telephone number at such principal executive office is (212) 750-8300. The Purchaser is principally engaged in the business of acquiring and managing the investments and certain other assets of KKR.

The Schedule TO provides that the General Partner is a Cayman Islands company. The principal executive office of the General Partner is located at 30 Hudson Yards, New York, New York 10001. The telephone number at such principal executive office is (212) 750-8300. The General Partner is principally engaged in the business of managing the Purchaser.

The Schedule TO provides that Holdings is a Delaware limited partnership and is the sole shareholder of the General Partner. The principal executive office of Holdings is located at 30 Hudson Yards, New York, New York 10001. The telephone number at such principal executive office is (212) 750-8300. Holdings is principally engaged in the business of being a holding company for certain KKR subsidiaries.

Based on information provided to the Company by the Purchaser, the Offer is being made for the purpose of providing support to the Company. The Offer is not conditioned upon any financing arrangements. The Offer, however, is subject to certain other conditions, including the expiration or termination of any waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer and, to the extent applicable, obtaining all clearances and authorizations required under the antitrust laws of any other jurisdictions (the “Antitrust Condition”).

The Purchaser intends to finance the acquisition of up to $150,000,000 in aggregate amount of Shares in the Offer with available cash.

For the reasons described in more detail below, the Company’s board of directors (the “Company Board”) is supportive of the commencement of the Offer, but in consideration of its duties to all Company stockholders, the Company Board has determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. The Company Board has determined that the decision of stockholders regarding whether or not to tender their Shares in the Offer is a personal investment decision based upon each individual stockholder’s particular circumstances. The Company Board urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Purchase Price in light of the Company’s net asset value per Share, the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Company Board, as described below, and any other factors that the stockholder deems relevant to its investment.

On May 6, 2026, the Company Board declared a distribution for the second quarter of 2026 of $0.42 per share, which will be paid on or about July 2, 2026 to stockholders of record as of the close of business on June 17, 2026 (the “Q2 2026 Dividend”). Stockholders whose Shares are purchased by the Purchaser in the Offer will not be eligible to receive the Q2 2026 Dividend with respect to such Shares if the Expiration Date occurs prior to the June 17, 2026 record date for the Q2 2026 Dividend. In the event that the Expiration Date occurs prior to the June 17, 2026 record date for the Q2 2026 Dividend, the Purchaser will receive the Q2 2026 Dividend in connection with any Shares purchased in the Offer.

The foregoing description of the Offer does not purport to be complete and is qualified in its entirety by reference to the Offer to Purchase and the Letter of Transmittal.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, in each case with respect to the Offer or the Shares, between the Company or any of its affiliates, on the one hand, and the Offeror Group or any of their respective executive officers, directors or affiliates, on the other hand, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in: (i) the section entitled “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed by the Company with the SEC on February 25, 2026 (the “2025 Form 10-K”); and (ii) the section entitled “Certain Relationships and Related Party Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 30, 2026 (the “2026 Annual Meeting Proxy Statement”).

The 2025 Form 10-K and the 2026 Annual Meeting Proxy Statement were previously made available to all of the Company’s stockholders and are available for free on the SEC’s website at www.sec.gov.

The Company is externally managed by FS/KKR Advisor, LLC (the “Adviser”), which is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and is jointly operated by KKR Credit Advisors (US) LLC (“KKR Credit”) and FSJV Holdco, LLC, an affiliate of Franklin Square Holdings L.P. (which does business as Future Standard, formerly FS Investments). The management of the Company’s investment portfolio is the responsibility of the Adviser’s investment committee, which is currently comprised of four appointees of KKR Credit and four appointees of Future Standard. The Company’s chairperson and chief executive officer, Michael C. Forman, serves as the Adviser’s chairperson and chief executive officer. In exchange for the investment advisory services provided to the Company by the Adviser under the Advisory Agreement, the Company pays the Adviser fees consisting of a base management fee and an incentive fee, pursuant to the terms of the Advisory Agreement (as defined below).

KKR Credit is a Delaware limited liability company, located at 555 California Street, 50th Floor, San Francisco, California 94104, registered as an investment adviser with the SEC under the Advisers Act. It had approximately $288 billion of assets under management as of December 31, 2025 across investment funds, structured finance vehicles, specialty finance companies and separately managed accounts that invest capital in both liquid and illiquid credit strategies on behalf of some of the largest public and private pension plans, global financial institutions, university endowments and other institutional and public market investors. Its investment professionals utilize an industry and thematic approach to investing and benefit from access, where appropriate, to the broader resources and intellectual capital of KKR. Please see KKR Credit’s Form ADV Part 2 Brochure, filed with the SEC on March 31, 2026, for more information.

KKR Credit is a subsidiary of KKR & Co. and an affiliate of the Purchaser. KKR is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and supporting growth in its portfolio companies and communities. KKR sponsors investment funds that invest in private equity, credit and real assets and has strategic partners that manage hedge funds. KKR’s insurance subsidiaries offer retirement, life and reinsurance products under the management of Global Atlantic Financial Group.

In considering the position of the Company Board with respect to the Offer, you should be aware that the Company’s directors and executive officers have interests in the Offer that are different from, or in addition to, those of its stockholders. These interests may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in determining its position with respect to the Offer.

Relationship with the Offeror Group and Certain of Their Affiliates

Holders of Shares and other interested parties should read each of the agreements described below for a more complete description of the provisions summarized in the Offer to Purchase. Each such agreement has been included to provide investors and stockholders with information regarding its respective terms.

Purchase Agreement. Prior to the commencement of the Offer, on May 10, 2026, the Company entered into an agreement with the Purchaser (the “Purchase Agreement”), pursuant to which the Purchaser has agreed to purchase $150,000,000 in newly issued shares of the Company’s cumulative convertible perpetual preferred stock (the “Convertible Preferred Stock”) in an offering exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Convertible Preferred Stock will be a series of the Company’s preferred stock, par value $0.001 per share. The closing of the purchase is subject to the expiration of the Offer, and other customary closing conditions and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and is expected to occur on the 11th business day following the expiration of this Offer. The Company intends to use the proceeds from the sale of Convertible Preferred Stock for general corporate purposes including, without limitation, funding any Company common stock repurchase program or debt repayment. The Convertible Preferred Stock will rank senior to the Shares with respect to all liquidation, winding up, dissolution, dividend and distribution rights. The Convertible Preferred Stock will have a liquidation preference equal to $25.00 per share (the “Liquidation Preference”) plus an amount equal to all accrued but unpaid dividends, if any, accumulated to (but excluding) the date fixed for distribution or payment, whether or not earned or declared by the Company, but excluding interest on any such distribution or payment. Dividends will be payable on a quarterly basis in an initial amount equal to 5.00% per annum of the Liquidation Preference per share, payable in cash, or at the Company’s option, 7.00% per annum of the Liquidation Preference per share payable in additional shares of Convertible Preferred Stock; provided that the Company shall be prohibited from paying dividends in additional shares of Convertible Preferred Stock if the conversion feature at the time of issuance of such additional shares is equal to or greater than 10.00% of the value of the Convertible Preferred Stock. After the 5.5-year anniversary of the issue date, the dividend rate will increase annually by 1.00% per annum.

After the 6-month anniversary of the issue date, the Convertible Preferred Stock will be convertible, at the Purchaser’s option, into (i) the number of shares of common stock of the Company equal to the quotient of (a) the Liquidation Preference, plus an amount equal to accumulated but unpaid dividends, if any, on such shares (whether or not earned or declared, but excluding interest on such dividends) to, but excluding, the date fixed for such conversion and (b) the conversion price as of the applicable conversion date (which shall not be less than the NYSE Minimum Price (as defined below)), plus (ii) cash in lieu of fractional shares. The initial conversion price will equal $18.83; provided, however, that in no event shall the conversion price be less than the NYSE Minimum Price.

At any time, upon approval by the Company Board, including a majority of the independent directors, the Company may, at its election, redeem all or any part of the then-outstanding shares of Convertible Preferred Stock in cash at a price per share equal to the Liquidation Preference, plus an amount equal to all accumulated but unpaid dividends, if any, accumulated to (but excluding) the date fixed for redemption, whether or not earned or declared by the Company, but excluding interest on any such distribution or payment. The Purchaser will have the right to convert any shares of the Convertible Preferred Stock prior to the date fixed for such redemption. At any time on or after the thirty-six month anniversary of the issue date, upon approval by the Company Board, including a majority of the independent directors, so long as the volume weighted average price of the Company’s Shares on the NYSE for the 30 consecutive trading days ending on (and including) the trading day immediately preceding the date on which the Company delivers notice of redemption equals or exceeds the conversion price then in effect, the Company may, at its election, redeem all or any part of the then-outstanding shares of Convertible Preferred Stock by delivering Shares in lieu of cash, at a redemption price equal to the Liquidation Preference, plus an amount equal to all accumulated but unpaid dividends, if any, accumulated to (but excluding) the date fixed for redemption, whether or not earned or declared by the Company, but excluding interest on any such distribution or payment. The Purchaser will have the right to convert any shares of the Convertible Preferred Stock prior to the date fixed for such redemption.

At any time after the 6-year anniversary of the issue date, upon 90 days’ notice, the Purchaser will have the option, at its election, to require the Company to redeem any or all of the then-outstanding shares of Convertible Preferred Stock for cash consideration equal to the Liquidation Preference of the shares of Convertible Preferred Stock to be redeemed, plus an amount equal to accumulated but unpaid dividends, if any, on such shares (whether or not earned or declared, but excluding interest on such dividends) to, but excluding, the date fixed for such redemption. The Purchaser will have the right to convert any shares of Convertible Preferred Stock prior to the date fixed for any such redemption.

Upon the occurrence of a Change of Control of the Company (as defined in the articles supplementary that will establish the Convertible Preferred Stock), the Purchaser will have the option to require the Company to immediately redeem all then-outstanding shares of Convertible Preferred Stock for cash consideration equal to the Liquidation Preference thereof, plus an amount equal to all accumulated but unpaid dividends thereon to, but excluding, the redemption date (whether or not earned or declared, but excluding interest). The Purchaser will have the right to convert any shares of Convertible Preferred Stock prior to the date fixed for such Change of Control redemption.

Pursuant to the Purchase Agreement, the Purchaser has agreed that, for a period of one year following the issuance of the Convertible Preferred Stock (the “Restriction Date”), it will not, directly or indirectly, sell, pledge, transfer, dispose of, or enter into any swap or other arrangement that transfers any of the economic consequences of ownership of the Convertible Preferred Stock or the shares of Company common stock into which it is convertible, subject to exceptions for (i) redemption of Convertible Preferred Stock by the Company and (ii) the Purchaser’s exercise of its conversion right. Following the Restriction Date, the Purchaser will be required to notify the Company Board of any transfer substantially concurrently therewith.

Each holder of Convertible Preferred Stock will be entitled to vote on an as-converted basis on each matter submitted to a vote of stockholders of the Company. In addition, for so long as the Company is subject to the 1940 Act, the holders of Convertible Preferred Stock, voting separately as a single class, shall have the right to elect two (2) members of the Company Board at all times (initially expected to be James Kropp and Elizabeth Sandler), and the balance of the directors shall be elected by the holders of the Shares and the Convertible Preferred Stock voting together; provided, however, if the Adviser is the Company’s investment adviser and the Purchaser or its affiliates beneficially own greater than 50% of the outstanding Convertible Preferred Stock, the independent directors of the Company selected by the Purchaser or its affiliates shall be eligible to serve as directors elected separately by the holders of Convertible Preferred Stock. If, at any time, accumulated dividends on the outstanding shares of Convertible Preferred Stock equal to at least two full years’ dividends shall be due and unpaid, or if holders of any other preferred stock become entitled to elect a majority of directors of the Company under the 1940 Act, then the number of directors constituting the Company Board shall automatically increase by the smallest number that, when added to the two directors elected exclusively by holders of the Convertible Preferred Stock, would constitute a majority of the Board. During any such period, the holders of the Convertible Preferred Stock and any other preferred stock shall have the power to elect such additional directors, voting separately as a class.

“NYSE Minimum Price” means the lower of (x) the official closing price of the Shares on the NYSE immediately preceding the signing of the Purchase Agreement and (y) the average official closing price of the Shares on the NYSE for the five trading days immediately preceding the signing of the Purchase Agreement, in each case, as adjusted pursuant to certain anti-dilution adjustments.

Registration Rights Agreement. Concurrently with the issuance of the Convertible Preferred Stock, the Company and the Purchaser expect to enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Purchaser (and certain permitted transferees) will have the right to require the Company to register for resale under the Securities Act shares of Company common stock issued upon conversion of the Convertible Preferred Stock and certain other shares of Company common stock held by the Purchaser and its affiliates as of the closing date of the Convertible Preferred Stock offering (collectively, the “Registrable Securities”). The Purchaser will have demand registration rights (not to exceed three Demand Requests (as defined in the Registration Rights Agreement) in any 365-day period), customary piggyback registration rights in connection with Company-initiated registrations, and the right to require the Company to use commercially reasonable efforts to maintain a continuously effective shelf registration statement on Form N-2 covering the Registrable Securities from and after the Registration Date until the Purchaser has sold all Registrable Securities. The Registration Rights Agreement will include customary indemnification and contribution provisions, which survive termination of the Registration Rights Agreement.

The Equity Distribution Agreements. On May 9, 2025, the Company and the Adviser entered into separate equity distribution agreements (the “Equity Distribution Agreements”) with each of Truist Securities, Inc., RBC Capital Markets, LLC, KKR Capital Markets LLC, which is an affiliate of the Purchaser, and SMBC Nikko Securities America, Inc. (the “Sales Agents”). The Equity Distribution Agreements provide that the Company may, from time to time, issue and sell shares of its common stock, having an aggregate offering price of up to $750,000,000 through the Sales Agents or to them as principals for their own respective accounts, in an “at the market offering” (as defined in Rule 415 under the Securities Act).

The Sales Agents will receive a commission from the Company of up to 1.5% of the gross sales price of any shares sold through such Sales Agent under the Equity Distribution Agreements. The offering price per share of shares less commissions payable under the Equity Distribution Agreements and discounts, if any, will not be less than the net asset value per share of the Company’s common stock at the time of such sale, provided, that the Adviser may, but is not obligated to, from time to time, in its sole discretion, pay some or all of the commissions payable under the Equity Distribution Agreements or make additional supplemental payments to ensure that the sales price per share of any shares sold in the offering will not be less than the Company’s then-current net asset value per share. Any such payments made by the Adviser will not be subject to reimbursement by the Company.

Investment Advisory Agreement. On June 16, 2021, the Company entered into an Amended and Restated Investment Advisory Agreement (the “Advisory Agreement”) with the Adviser pursuant to which, among other things, the Adviser manages the Company’s day-to-day operations and provides the Company with investment advisory services, subject to the overall supervision of the Company Board. Under the Advisory Agreement, the Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Company’s investments and monitoring the Company’s investments and portfolio companies on an ongoing basis. In exchange for the investment advisory services provided to the Company by the Adviser under the Advisory Agreement, the Company pays the Adviser fees consisting of a base management fee and an incentive fee. The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of the Company’s pre-incentive fee net investment income (such portion referred to as the “subordinated income incentive fee”) and a portion is based on a percentage of the Company’s capital gains.

Beginning with quarter ending June 30, 2026, KKR Credit has agreed to waive 100% of its portion of the subordinated income incentive fee (the “Incentive Fee Waiver”) due from the Company to the Adviser under the Advisory Agreement. The Incentive Fee Waiver applies to 50% of the subordinated income incentive fee that would otherwise be paid by the Company under the Advisory Agreement. The Incentive Fee Waiver will continue for four consecutive quarters.

Administration Agreement. On April 9, 2018, the Company entered into an administration agreement with the Adviser (the “Administration Agreement”). Pursuant to the Administration Agreement, the Adviser oversees the Company’s day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations, certain government and regulatory affairs activities, and other administrative services. The Adviser also performs, or oversees the performance of, the Company’s corporate operations and required administrative services, which includes being responsible for the financial records that the Company is required to maintain and preparing reports for the Company’s stockholders and reports filed with the SEC. In addition, the Adviser assists the Company in calculating its net asset value, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to the Company’s stockholders, and generally overseeing the payment of the Company’s expenses and the performance of administrative and professional services rendered to the Company by others.

Pursuant to the Administration Agreement, the Company reimburses the Adviser for expenses necessary to perform services related to its administration and operations, including the Adviser’s allocable portion of the compensation and related expenses of certain personnel of Future Standard and KKR Credit, providing administrative services to the Company on behalf of the Adviser. The Company reimburses the Adviser no less than quarterly for all costs and expenses incurred by the Adviser in performing its obligations and providing personnel and facilities under the Administration Agreement. The Adviser allocates the cost of such services to the Company based on factors such as total assets, revenues, time allocations and/or other reasonable metrics.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Equity Distribution Agreements, the Advisory Agreement and the Administration Agreement, as applicable, which are filed as Exhibits (e)(1), (e)(2), (e)(3) and (e)(4) to this Schedule 14D-9 and are incorporated herein by reference. Please refer to the 2025 Form 10-K and the 2026 Annual Meeting Proxy Statement and other SEC filings for more information regarding related-party transactions and related matters.

Arrangements with Current Executive Officers and Directors of the Company

Share Repurchase Authorization. Prior to the commencement of the Offer, the Company Board authorized the repurchase by the Company of up to $300,000,000 in aggregate amount of Shares in the open market, by tender offer or in privately negotiated purchases in compliance with the Exchange Act and other applicable law (the “Company Share Repurchase Authorization”). In connection with the Company Share Repurchase Authorization, and after the completion of the Offer, the Company intends to enter into a trading plan under Exchange Act Rule 10b5-1, pursuant to which repurchases of Shares may be made in the open market beginning 11 business days after the completion of the Offer, at prices below net asset value per Share. The timing, manner, price and amount of any Share repurchases will be determined by the Company based upon the evaluation of economic and market conditions, the market price of the Shares, applicable legal, contractual and regulatory requirements and other factors. The Company Share Repurchase Authorization is scheduled to expire on June 1, 2027, unless extended, or until the aggregate repurchase amount that has been approved by the Company Board has been expended. The Company Share Repurchase Authorization does not require the Company to repurchase any specific number of Shares and the Company cannot assure its stockholders that any Shares will be repurchased under the program. The Company Share Repurchase Authorization may be suspended, extended, modified or discontinued at any time.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, in each case with respect to the Offer or the Shares, between the Company or its affiliates, on the one hand, and the executive officers, directors or affiliates of the Company, on the other hand, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in: (i) the section entitled “Item 1A. Risk Factors” in the 2025 Form 10-K; (ii) the section entitled “Certain Relationships and Related Party Transactions” in the 2026 Annual Meeting Proxy Statement; and (iii) the section entitled “Security Ownership of Management and Certain Beneficial Owners” in the 2026 Annual Meeting Proxy Statement.

The 2025 Form 10-K and the 2026 Annual Meeting Proxy Statement were previously made available to all of the Company’s stockholders and are available for free on the SEC’s website at www.sec.gov.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Position of the Company Board

The Company Board is supportive of the commencement of the Offer, but, after careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Adviser and legal counsel, including legal counsel to the Independent Directors (as defined below), and in consideration of its duties to all Company stockholders, the Company Board determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. The Company Board has determined that the decision of stockholders regarding whether or not to tender their Shares in the Offer is a personal investment decision based upon each individual stockholder’s particular circumstances. The Company Board urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Purchase Price in light of the Company’s net asset value per Share, the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Company Board, as described below, and any other factors that the stockholder deems relevant to its investment.

Reasons for the Company Board Position

From April 2026 through May 2026, representatives from the Purchaser and the Adviser discussed the potential for investment by the Purchaser into the Company, including via direct investment into the Company or a third-party tender offer for Shares. The Company Board’s discussions with the Purchaser relating to the Offer and the Purchase Agreement began on April 30, 2026 and were completed on May 8, 2026, following which the Purchaser and the Company signed the Purchase Agreement on May 10, 2026. During these discussions, representatives of the Company and the Purchaser extensively negotiated many points, including the terms of the Offer and the Purchase Agreement, with oversight by the Company Board and its members who are not “interested persons,” as defined in the 1940 Act, of the Company (each such director, an “Independent Director”). The Independent Directors were represented by their independent legal counsel at the meetings and throughout the process of evaluating the Offer, the Purchase Agreement, and related matters, and met separately with their independent legal counsel regarding the Company Board’s legal duties with respect to the various transactions involving the Offeror Group and related issues. In May 2026, prior to commencement of the Offer and execution of the Purchase Agreement, the Independent Directors engaged an independent financial advisor to assist it in connection with certain financial determinations in connection with the Purchaser’s purchase of Convertible Preferred Stock, the purpose of which, in combination with the Offer, is to support the Company.

In determining to support the commencement of the Offer, but to not make a recommendation to the Company’s stockholders with respect to the Offer, the Company Board considered a number of factors, including the following:

•	Purchase Price. The Company Board considered that:

o	the Purchase Price is equal to $11.00 per Share, which represents a premium to the $10.95 closing price for the Shares on the NYSE on May 7, 2026 (the last available closing price prior to the Company Board’s determination to support the commencement of the Offer); and

o	the Company’s net asset value per Share as of March 31, 2026 is $18.83.

•	Cash Consideration; Certainty of Value. The Company Board considered the Purchaser’s representation that the form of consideration payable to the Company’s stockholders will be cash, which will provide the Company’s stockholders with certainty of value and an immediate source of liquidity. The Company Board also considered that the cash consideration provides stockholders who desire to exit their investment in the Shares with a means to reduce potential market and long-term business risks relating to the Company’s future growth prospects and results of operations.

•	Liquidity for Shares. The Company Board considered that the Offer, which is for up to $150,000,000 in aggregate amount of Shares at the Purchase Price per Share, will provide an additional source of liquidity to the Company’s stockholders without placing significant additional downward pressure on the trading price.

The Company Board considered that, based on the Purchaser’s and the Adviser’s representations, the Offer and the $300 million Company Share Repurchase Authorization together provide a meaningful degree of liquidity to the Company’s stockholders who do not wish to remain invested in the Company. The Company Board also considered that the Offer is intended to be completed prior to the commencement of Company repurchases pursuant to the Company Share Repurchase Authorization, which is scheduled to expire on June 1, 2027 unless extended, or until the aggregate repurchase amount that has been approved by the Company Board has been expended. The Company Board considered that, in connection with the Company Share Repurchase Authorization, and after the completion of the Offer, the Company intends to enter into a trading plan under Exchange Act Rule 10b5-1, pursuant to which repurchases of Shares may be made on the open market beginning 11 business days after the completion of the Offer, at prices below net asset value per Share. The Company Board considered that the Company Share Repurchase Authorization does not require the Company to repurchase any specific number of Shares and that the Company Share Repurchase Authorization may be suspended, extended, modified or discontinued at any time.

The Company Board also considered the fact that there is no guarantee that stockholders will be able to exit their investment in the Shares in the Offer if it is oversubscribed or may not be able to sell the desired number of Shares in the Offer or in connection with repurchases pursuant to the Company Share Repurchase Authorization, and the risk that the Purchaser or the Company may not be able to purchase Shares in the Offer or in connection with the Company Share Repurchase Authorization, respectively.

•	Convertible Preferred Stock Offering. The Company Board considered the fact that, prior to the commencement of the Offer, the Purchaser committed to enter into the Purchase Agreement with the Company to purchase $150,000,000 aggregate amount of the Convertible Preferred Stock, the closing of which would be subject to the completion of the Offer, other customary closing conditions and the expiration or termination of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and is scheduled to occur no earlier than the eleventh business day after the Expiration Date. The Company Board considered the terms of the Purchase Agreement and the Convertible Preferred Stock, as detailed above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Relationship with the Offeror Group and Certain of Their Affiliates,” and discussed certain financial determinations in connection with Purchaser’s purchase of the Convertible Preferred Stock with an independent financial advisor. The Company Board also considered that the Company intended to use the proceeds from the Convertible Preferred Stock issuance for general corporate purposes, including in connection with funding repurchases under the Company Share Repurchase Authorization or debt repayment.

•	Purchaser’s Beneficial Ownership of Company Voting Securities. The Company Board considered that, assuming that the Offer is subscribed in full, the Purchaser would acquire nearly 5.0% of the Company’s outstanding Shares (the Purchaser will be the beneficial owner of approximately 5.2% of the Company’s outstanding Shares immediately following completion of the Offer, based on 280,066,433 issued and outstanding Shares on May 8, 2026 and without giving effect to the Convertible Preferred Stock issuance). The Company Board also considered that, when considering the Purchaser’s acquisition of the Convertible Preferred Stock, the Purchaser’s beneficial ownership of the Company’s outstanding Shares immediately following the closing of the transactions contemplated under the Purchase Agreement would increase by an additional approximately 2.8% on a fully diluted basis and based on the initial conversion price (the Purchaser’s beneficial ownership of the Company’s outstanding Shares immediately following the closing of the transactions contemplated under the Purchase Agreement is expected to be 7.8% on a fully diluted basis, based on 280,066,433 issued and outstanding Shares on May 8, 2026 and conversion at the initial conversion price). The Company Board further considered that the Purchaser’s percentage beneficial ownership of the Company’s outstanding Shares would increase over time to the extent that the Company repurchases Shares in connection with the Company Share Repurchase Authorization (assuming no sales by the Purchaser in such buybacks).

•	Incentive Fee Waiver. The Company Board considered that, beginning with quarter ending June 30, 2026, KKR Credit has agreed to the Incentive Fee Waiver, pursuant to which it will waive 100% of its portion of the subordinated income incentive fee due from the Company to the Adviser under the Advisory Agreement. The Company Board considered that the Incentive Fee Waiver applies to 50% of the subordinated income incentive fee that would otherwise be paid by the Company under the Advisory Agreement and that the Incentive Fee Waiver will continue for four consecutive quarters. The Company Board considered the expected positive financial impact on the Company of the Incentive Fee Waiver and the related expected favorable effect on stockholder returns.

•	Likelihood of Completion of the Offer. The Company Board considered its belief that the Offer will likely be consummated, based on, among other factors:

o	the absence of any financing condition or requirement that a minimum amount of Shares be tendered to consummate the Offer;

o	the financial condition of the Purchaser and the Purchaser’s financial resources, as represented by the Purchaser; and

o	that the Company is not aware of any license or regulatory permit that is material to the Company’s business or the business of the Purchaser that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated pursuant to the Offer, and, save for certain notice filings, clearances and authorizations required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and, to the extent applicable, under the antitrust laws of any other jurisdictions, the Company is not aware of any approval or other action by any government or governmental, administrative or regulatory authority, agency or body, domestic, foreign or supranational, that would be required for the Purchaser’s acquisition or ownership of Shares as contemplated by the Offer.

However, the Company Board also considered that the obligation of the Purchaser to purchase Shares tendered in the Offer is subject to certain other conditions, including the Antitrust Condition.

•	Risks the Offer May Not Be Completed. The Company Board considered the risk that, despite there being limited conditions to the Offer, the Shares may not be purchased pursuant to the Offer, including if the Antitrust Condition is not satisfied. The Company Board also considered the potential risks and costs to the Company if the Offer and the Convertible Preferred Stock offering are not consummated, including the diversion of management and employee attention, the potential effect on business and investor relationships and the potential effect on the value of the Shares.

•	Taxable Consideration. The Company Board considered that the all-cash consideration in the Offer generally would be taxable to the holders of Shares.

The foregoing discussion of the factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Company Board. After considering these factors and its duties to all Company stockholders, the Company Board collectively determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the complexity and the wide variety of factors considered by the Company Board in connection with its evaluation of the Offer, the Company Board did not find it practical to, and did not attempt, to quantify, rank or otherwise assign specific weights to the various factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Company Board arrived at its determination based on the totality of information it received from the Purchaser and the Adviser. In considering the factors discussed above, individual directors may have given different weight to different factors.

Intent to Tender

As of March 31, 2026, the directors and executive officers of the Company beneficially owned an aggregate of 522,718 Shares, representing less than 1.0% of the outstanding Shares. To the Company’s knowledge, in order to enhance liquidity for Company stockholders who wish to tender their Shares in the Offer, none of the directors and executive officers of the Company, or any of the Company’s affiliates or subsidiaries, intends to tender or cause to be tendered any Shares held of record or beneficially by them into the Offer.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Other than as set forth in this Schedule 14D-9, to the knowledge of the Company, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

The Company understands that Kroll Issuer Services US has been retained by the Purchaser to serve as information agent for the Offer (in such capacity, the “Information Agent”) and as the paying agent and depositary for the Offer (in such capacity, the “Depositary”). The Depositary will receive reasonable and customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws. The Purchaser or one of its affiliates will pay all charges and expenses of the Depositary in connection with the Offer.

The Information Agent will receive reasonable and customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws. The Purchaser or one of its affiliates will pay all charges and expenses of the Information Agent in connection with the Offer.

Except as set forth above, the Company understands that the Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by the Purchaser for customary dissemination and handling expenses incurred by them in forwarding the offering material to their customers. The Purchaser or one of its affiliates will pay or cause to be paid all stock transfer taxes, if any, on our purchase of Shares, except as otherwise provided in the instructions included in the Letter of Transmittal.

As part of the Offer, the Purchaser or its affiliates may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Except as otherwise set forth in this Schedule 14D-9, no transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

On May 8, 2026, the Company entered into Amendment No. 1 to Third Amended and Restated Senior Secured Revolving Credit Agreement (“Amendment No. 1”), amending that certain Third Amended and Restated Senior Secured Revolving Credit Agreement, originally dated July 16, 2025, by and among the Company, as borrower, each of the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and ING Capital LLC, as collateral agent. Amendment No. 1 provides for, among other things, (i) a reduction of the total commitments to approximately $4,051.7 million from $4,700.0 million, (ii) an increase to the applicable margin, with respect to extending lenders only, with the margin increasing to a range of 0.775% to 1.9% per annum from the existing range of 0.65% to 1.775%, depending on the type of loan, and (iii) a reset of the minimum Shareholders’ Equity (as defined in the amended credit agreement) floor to $3,750.0 million from approximately $5,048.6 million.

Except as otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

Regulatory Approvals

We are not aware of any other license or regulatory permit that is material to our business or the respective businesses of members of the Offeror Group that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated pursuant to the Offer. Save for certain notice filings, clearances and authorizations required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and, to the extent applicable, under the antitrust laws of any other jurisdictions, we are not aware of any approval or other action by any government or governmental, administrative or regulatory authority, agency or body, domestic, foreign or supranational, that would be required for the Purchaser’s acquisition or ownership of Shares as contemplated by the Offer. The Purchaser is coordinating to seek such approvals or other action and make or cause to be made such notice and other filings. We cannot predict whether the Purchaser will be required to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such approval or other action. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition or the business and financial condition of the Purchaser.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer.

Annual and Quarterly Reports

For additional information regarding our business and the financial results, please see the 2025 Form 10-K and the Company’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, if any.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Schedule 14D-9 (including the information incorporated by reference herein) other than historical facts, including with respect to the Offer, the Company Share Repurchase Authorization, the Convertible Preferred Stock offering, any expected financial impact and effect on stockholder returns resulting from the Incentive Fee Waiver, the expected timetable for completing the proposed transactions, future financial and operating results, capital structure and liquidity, benefits of the proposed transactions, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the Company Board or management of the Company, include forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed transactions or the tender of, or acceptance for purchase of, any specific amount of the outstanding Shares; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with the Adviser’s or its affiliates’ employees, the Company’s lenders and portfolio companies, and the Company’s stockholders; changes in the economy; risks associated with the possible disruption in the Company’s operations or the economy generally due to terrorism, natural disasters, geopolitical conflicts, global pandemics; future changes in laws or regulations and conditions in the Company’s or the Purchaser’s operating areas; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the 2025 Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q, as well as the tender offer documents filed and to be filed by the Purchaser. The Company has based the forward-looking statements included in this Schedule 14D-9 on information available to the Company on the date of this Schedule 14D-9. In addition, there is no assurance that the Company or any of its affiliates will purchase Shares at any specific discount levels or in any specific amounts in connection with the Company Share Repurchase Authorization or otherwise, or that the market price of the Shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases, or that any repurchase plan will enhance stockholder value over the long term. Except as required by the federal securities laws, the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 9.	EXHIBITS

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated May 12, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by the Purchaser on May 12, 2026 (the “Schedule TO”)).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(2)(i)	Press Release issued by the Purchaser on May 11, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Purchaser on May 11, 2026).
(a)(5)(i)	Summary Advertisement as published in The Wall Street Journal on May 12, 2026 (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(e)(1)	Purchase Agreement, dated May 10, 2026, by and between the Company and the Purchaser (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on May 11, 2026)
(e)(2)	Form of Equity Distribution Agreement (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).

(e)(3)	Amended and Restated Investment Advisory Agreement, dated as of June 16, 2021, by and between the Company and FS/KKR Advisor, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).
(e)(4)	Administration Agreement, dated as of April 9, 2018, by and between the Company and FS/KKR Advisor, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026)
(e)(5)	Amendment No. 1 to Third Amended and Restated Senior Secured Revolving Credit Agreement, dated as of May 8, 2026, by and among the Company, JPMorgan Chase Bank, N.A. and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed on May 11, 2026).
(e)(6)	The information contained under the heading “Certain Relationships and Related Party Transactions” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 30, 2026, is incorporated herein by reference.
(e)(7)	The information contained under the heading “Security Ownership of Management and Certain Beneficial Owners” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 30, 2026, is incorporated herein by reference.
(e)(8)	The information contained under the heading “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed by the Company with the SEC on February 25, 2026, is incorporated herein by reference.
(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FS KKR Capital Corp.

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel and Secretary

Dated: May 12, 2026